UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2026 (Report No. 2)

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form:40-F ☐

THE INFORMATION INCLUDED UNDER “CONTENTS” IN THIS REPORT ON FORM 6-K OF RADCOM LTD. (THE “REGISTRANT”) IS HEREBY INCORPORATED BY REFERENCE INTO REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On September 17, 2026, RADCOM Ltd. issued a press release titled ‘RADCOM Announces $20 Million Share Repurchase Program’, announcing a share repurchase program of up to $20 million of the Registrant’s ordinary shares. The program is planned to be in effect for up to 18 months. A copy of the press release is attached hereto as Exhibit 99.1.

Any share repurchase may be made from time to time in the market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in privately negotiated transactions or otherwise. The timing and amount of any share repurchase will be subject to market conditions, share price, liquidity and other factors determined by the Company. The Company may suspend, modify or discontinue buybacks at any time in its sole discretion without prior notice. This notice is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its share repurchase program, including the expected 18-month duration, amount, manner of repurchases and funding, and the expected use of Rule 10b5-1 plans to facilitate repurchases, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include changes in general economic and business conditions; a decline in demand for the Company’s products; the inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on prices resulting from competition; the Company’s ability to execute its growth strategy; market conditions affecting the share repurchase program; and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 17, 2026, titled ‘RADCOM Announces $20 Million Share Repurchase Program’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: September 17, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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